UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                       COMMISSION FILE NUMBER 0-14047
                         CUSIP NUMBER    300576105


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form
10-Q   [_] Form N-SAR

For Period Ended:  December 31, 2002

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read attached instruction sheet before preparing form. Please print or type.


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________


PART I - REGISTRANT INFORMATION

eWorldMedia Holdings, Inc.
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Full name of registrant

Tropical Leisure Resorts, Inc.
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Former name if applicable

620 Newport Center Drive, 11th Floor
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Address of principal executive office (Street and number)

Newport Beach, CA 92660
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City, state and zip code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [ X ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant has several unique issues relating to its business as the result of its reorganization from its stock-for-stock exchange transaction, which occurred late in fiscal year 2002. The fiscal year end December 31, 2002 annual audit of eWorldMedia Holdings, Inc. is not yet completed and cannot be completed by the required filing date without unreasonable cost and effort. Consequently, the Registrant requires additional time to compile and complete the necessary financial information to be included in its Form 10-KSB for fiscal year 2002.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Allen Kimble        (949)          718-0999
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     (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X]  Yes       [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X] Yes        [ ] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tropical Leisure Resorts, Inc. had insignificant operations prior to a stock exchange transaction in November 2002 with eWorldMedia, Inc. As a result of the stock exchange transaction, the Registrant commenced new business operations. Consequently, the Registrant's balance sheet and results of operations as of December 31, 2002 will reflect a full year of combined business operations as compared to the very limited operations reflected in the financial statements for December 31, 2001.

In its Form 10-K for the year ended December 31, 2002, eWorldMedia Holdings, Inc. will report 2002 net revenues of approximately $799 thousand and a net loss of approximately $1.5 million or ($0.10) per diluted share as compared to combined net revenues of $40.7 thousand and net loss of $13.2 thousand or ($0.00) per diluted share for the year ended December 31, 2001.




                         eWorldMedia Holdings, Inc.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 31, 2003           By /s/ Allen Kimble
     --------------           ----------------------------------
                              Allen Kimble, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION
                                 ---------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)